EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES OF THE COMPANY
1.	Qiao Xing Mobile Communication Co. Ltd. (BVI)
2.	CEC Telecom Co., Ltd. (PRC)
3.	China Luxuriance Jade Company, Ltd. (BVI)